77C: Submission of matters to a vote of security holders

At a joint special meeting of shareholders of BlackRock MuniYield Pennsylvania Quality Fund (the "Fund") held on Thursday, March 12, 2015, holders of variable rate demand preferred shares (the "VRDP Shares") of the Fund, were asked to vote as a separate class to approve an Agreement and Plan of Reorganization between The BlackRock Pennsylvania Strategic Municipal Trust and the Fund and the transactions contemplated therein, including the issuance of additional VRDP Shares (the "Proposal").

With respect to the Proposal, the VRDP shares of the Fund were voted as follows:

For	Against	Abstain
663	-	-